NO ACT

PE
1-20-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025683

Received SEC
MAR 14 2012
Washington, DC 20549

March 14, 2012

Jimmy Yang
Merck & Co., Inc.
jimmy.yang5@merck.com

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 3-14-12

Re: Merck & Co., Inc.
Incoming letter dated January 20, 2012

Dear Mr. Yang:

This is in response to your letter dated January 20, 2012 concerning the shareholder proposal submitted to Merck by Donald J. Perrella. We also have received a letter from the proponent dated January 26, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Donald J. Perrella
*** FISMA & OMB Memorandum M-07-16 ***

March 14, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated January 20, 2012

The proposal relates to charitable contributions and political contributions.

We are unable to concur in your view that Merck may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Merck may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Shaz Niazi
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	Donald Perrella*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, January 26, 2012 8:49 PM
To:	shareholderproposals
Cc:	jimmy.yang5@merck.com; ".Yang5"@merck.com
Follow Up Flag:	Follow up
Flag Status:	Completed

FROM:
Dr. Donald J. Perrella

*** FISMA & OMB Memorandum M-07-16 ***

.26 January 2012

US Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Merck Shareholder Proposal from Dr. Donald J. Perrella

Ladies and Gentlemen:

BACKGROUND

I am a Merck retiree and have owned over $2,000 of Merck stock for over thirty years. Currently my Merck shares are held in two custodial accounts: one with J. P. Morgan Securities (JPM)1 and one with Charles Schwab (Schwab).

I am the Proponent of a shareholder resolution received by Merck on 12 December 2011. I am submitting this letter in opposition to Merck's letter of 20 January 2012 seeking to exclude my shareholder proposal from the Proxy Materials for the 2012 shareholder's meeting.

Merck contends that I have not provided proof of ownership of at least $2,000 of Merck stock for one year prior to 12 Dec. 2011. I totally disagree.

I believe that my inability to provide a Letter of continuous ownership from JPM was unavoidable due to their policy not to issue such letters. I do not believe it is fair or equitable to penalize me when their policy prevented me from doing what the SEC wanted me to do,

I also believe that I have submitted in timely fashion from Schwab a letter of continuous ownership of 12,295 shares of Merck stock for one year prior to submitting my shareholder resolution.

DETAILED DISCUSSION

JPM

When Merck requested a letter of continuous ownership of Merck stock on 20 Dec. 2003, I called J. P. Morgan and asked them to send it to Merck. JPM then told me that they do not provide such letters, Instead, they advised me to submit copies of my monthly statements. JPM's letter to me iis quoted, in part and erroneously, on page 2 of Merck's letter to you dated 20 Jan. 2011, The error is reporting the number of my Merck shares as 4,734 instead of the actual number, 5,374. I faxed JPM's letter to me to Merck who reproduced it in its Exhibit 3. Note that JPM's letter is dated 20 Dec. 2011. Given JPM's' policy. it was not possible for me to submit a letter from JPM showing continuous ownership for one year prior to 12 Dec. 2011, the date my shareholder proposal was received by Merck.

I did the best I could under this circumstance::
1. I telephoned Merck and told them of JPM's policy, 2. I enclosed relevant pages from all monthly statements from JPM from
1 Nov, 2010 to 30 Nov. 201, each statement showing ownership of at least 5,734 shares of Merck stock, 3. I advised Merck that the statement for Dec. 2011 would be sent to them sometime in Jan. 2012 after it had been received by me, (This has been done.) 4. I included the following statement in my letter (page 1, par. 3):
"I affirm that I have owned these 5,734 shares continuously since 30 Nov. 2011 to today, 23 Dec. 2011,"
5. I submitted to Merck copy of JPM's letter of 20 Dec. 2011 which confirmed their practice not to provide statements of continuous ownership, but which also stated that their statements would show continuous ownership through 20 Dec. 2011.of my Merck shares.as of the date of their letter, 20 Dec. 2011 (although this would only be shown on my Dec. 2011 statement. Obviously, this statement could not be sent to me until after 1 Jan, 2012.

I had no alternative but to wait for my Dec. 2011 statement from JPM.
I fail to see why I should be penalized for not providing a continuous ownership lett5er for the period from 1 Dec. 2011 to 12 Dec. 2011 when the policy of the custodian, JPM, is to refuse to provide such letter.
(Perhaps the SEC should consider mandating that stock custodians provide letters of c0ontinuous ownership, or more realistically and practically, accept statements showing exact congruity in the number of shares shown in the custodian's refusal letter and the Proponent's statements, here, 5,734. shares, which obviously could not be prepared until sometime after 1 Jan.
2012. The delay in submitting proof of continuous ownership from the period from 1 Dec. 2011 to 12 Dec. 2011 was not due to any failure on my part but, rather, to the policy of the custodian of my stock. The relevant page of the Dec. 2011 statement from JPM, showing ownership of 5,734 shares of Merck stock from 1-31 Dec.,2011 has now been received by me and sent to Merck.

THE FACT OF MY CONTINUOIUS OWNERSHIP OF 5,734 SHARES OF MERCK STOCK FOR ONE YEAR PRIOR TO 12 DEC. 2011 IS NOW BEYOND QUESTION.

SCHWAB
As indicated above, I also have Merck shares in a custodial account with Schwab. On the same day that I asked JPM for a letter of continuous ownership, 23 Dec, 2011, I also contacted Schwab and asked them to fax me a letter of continuous ownership and also to fax a copy to Merck. Schwab complied with both of my requests. The fax sent to Merck is reproduced in Exhibit 3 of Merck's letter to the SEC dated 20 Jan. 2012,

Schwab's fax shows all transactions involving my Merck shares from the date the account was opened (24 Sep. 2010) to the date of Schwab's fax (23 Dec. 2011). These transactions, all two of them, are shown in the two lines following the first paragraph of Schwab's fax. The .second line shows that on 24 Sep. 2010, the account was opened with a deposit of 17,295 shares of Merck stock. The first line shows that on 21 Jan..2011 there was a withdrawal of 5,000 shares from the account.

A deposit of 17,295 shares less a withdrawal of 5,000 shares leaves a balance of 12,295 shares, continuously owned in this account from initial deposit on 24 Sep. 2010 to 23 Dec. 2011, the date of Schwab's fax. THIS 23 DEC. 2011`FAX FROM SCHWAB I S A LETTER OF CONTINUOUS OWNERSHIP OF 12,295 SHARES OF MERCK STOCK FROM 24 SEP. 2010 TO 23 DEC, 2011. Q.E.D.

The foregoing information was submitted in another format in a fax sent to me by Schwab on 30 Dec, 2011, It was also sent to Merck on said date, and a copy is included Merck's Exhibit 3.

I will conclude by expressing my profound dismay at the request by Merck's Legal Director that you contact him should you disagree with the conclusions proposed in his letter, There are 3 parties to this
matter: mighty Merck, little me, and the SEC. I am outraged that Merck would seek a bilateral discussion that might significantly affect my interest without my knowledge, my permission,or my input.
Merck's request is outrageous and unprincipled. It shows they will stop at nothing to get their way.

If you have any questions or require any further information, please contact me by phone at
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely yours,

Dr. Donald J. Perrella

Office of Corporate Staff Counsel

Merck
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100
T 908 423 1000
F 908 735 1218
merck.com

January 20, 2012

MERCK

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal from Dr. Donald J. Perrella

Ladies and Gentlemen:

Merck & Co., Inc., a New Jersey corporation ("Merck" or the "Company"), received a shareholder proposal (the "Proposal") from Dr. Donald Perrella (the "Proponent"), for inclusion in the proxy materials for the Company's 2012 Annual Meeting of Stockholders (the "Proxy Materials").

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and supporting statements from the Proxy Materials and the reasons for the omission. The Company intends to file its definitive Proxy Materials with the Commission on or after April 10, 2012. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

SUMMARY

We believe that the Proposal may properly be excluded from our Proxy Materials Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

BACKGROUND

On December 12, 2011, the Company received a letter dated December 8, 2011 from the Proponent which included a shareholder proposal for inclusion in the Company's Proxy Materials. A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit 1. The Proponent requests the Company's Proxy Materials include the following proposal:

> Resolved, Shareowners request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

Proponent did not include documentary evidence of ownership of Company securities sufficient to satisfy the requirements of Rule 14a-8(b).

On December 16, 2011, within 14 days of receiving the Proposal and after confirming that the Proponent did not appear in the Company's records as a shareholder, the Company sent a letter, along with a copy of Rule 14a-8, to the Proponent and his Designee requesting proof of ownership sufficient to satisfy the requirements of Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit 2. The Deficiency Notice explained how the Proponent could comply with Rule 14a-8 and requested the Proponent or its Designee to reply within 14 days of receipt of the Company's letter.

On December 23, 2011, the Company received by fax a letter from Proponent. The letter stated that the Proponent's broker, J.P. Morgan, would not provide a statement regarding the length of ownership of specific stocks. Proponent included monthly statements covering the period from November 1, 2010 to November 30, 2011 in an attempt to show ownership for the requisite period. Proponent's letter also attached a letter from his broker affirming their policy not to provide the letter requested by the Proponent. The broker's letter stated:

> In response to your request for a letter of continuous holding of Merck shares, I regret to inform that our firm does not provide such a letter. To show continuous holding of the shares please refer to the monthly statements that are mailed to you. These statements will how that since November 30th of 2010 Mr. Perrella's account has continuously held 4.734 shares of Merck.

A copy of the Proponent's December 23, 2011 letter (and attachments) is attached hereto as Exhibit 3.

ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1)

Rule 14a-8(b) requires that a Proponent must continuously have held at least $2,000 in market value, or 1%, of the stock entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting).

Staff Legal Bulletin No. 14 places the burden of proving these ownership requirements on the Proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." The Staff has consistently granted no action relief with respect to the omission of a proposal when a Proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice pursuant to Rule 14a-8(f). *See* Unocal Corporation (avail. February 25, 1997), Motorola., Inc. (avail.

September 28, 2001), Actuant Corporation (avail. October 16, 2001), H.J. Heinz Co. (avail. May 23, 2006), Yahoo! Inc. (avail. March 29, 2007), IDACORP, Inc. (avail. March 5, 2008) and Wendy's/Arby's Group, Inc. (March 19, 2009).

With respect to the account statements, the Staff has taken the position that an account statement cannot be used to demonstrate satisfaction of the minimum ownership requirements imposed by Rule 14a-8. See *Great Plains Energy Incorporated* (January 19, 2011) (granting no-action relief under Rule 14a-8(b) where the only proof of ownership offered were account statements showing ownership of the company's stock); see also Staff Legal Bulletin No. 14, Section C.1.c.2 ("Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities? No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal.")

To satisfy Rule 14a-8(b) requirements, the Proponent provided excerpts from 12 account statements covering the period from November 1, 2010 to November 30, 2011. Notwithstanding the fact that the Staff has clearly taken the position that shareholder statements cannot be used to satisfy the minimum ownership requirements of Rule 14a-8, the statements themselves do not cover the requisite period. The Proponent submitted the proposal on December 8, 2011. The Proponent would have to show continuous ownership from at least one year as of the date the Proposal was submitted. The account statement excerpts do not provide any information after November 30, 2011.

The Staff has taken a similarly clear position with respect to letters intended to satisfy Rule 14a-8(b) that do not confirm a shareholder's ownership continuously for one year as of the date that the shareholder submitted the shareholder proposal. In Staff Legal Bulletin No. 14, the Staff provided the following example, which illustrates the date that a record holder must use to demonstrate that a shareholder is eligible to submit a Rule 14a-8 shareholder proposal:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Staff Legal Bulletin No. 14 (July, 13 2001), Section C.1.c.3.

The broker letter that was attached to the Proponent's response (last attachment to Exhibit 3) cannot be used to satisfy the above standard. In fact, the broker letter states "[i]n response to your request for a letter of continuous holding of Merck shares, I regret to inform that our firm does not provide such a letter." The broker letter not only explicitly states that it cannot make the required statement (notwithstanding the fact that proponents of shareholder proposals are able to secure such letters on countless other occasions), it also points to the Proponent's account statements to establish proof of ownership, which the Staff, as discussed earlier, has clearly stated are not sufficient to establish proof of ownership pursuant to Rule 14a-8.

CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials for the reasons set forth herein.

If you have any questions or require any further information, please contact me by phone at 908-423-5744 or my email at jimmy.yang5@merck.com. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,

Jimmy Yang
Legal Director

EXHIBIT 1

Dr. Donald J. Perrella

FISMA & OMB Memorandum M-07-16

Celia A. Colbert

12:11

→ K Fedosz

Office of the Secretary

DEC 13 2011

8 December 2011

Ms. Celia A. Colbert
Senior Vice President, Secretary & Assistant General Counsel
Merck & Co., Inc.
WS3A-65
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

Dear Ms. Colbert:

I have owned 5734 shares of Merck continuously for over one year. I plan to continue to own these shares through the time of the next annual meeting at which time I will introduce the following resolution.

Whereas, our company has given charitable donations to seemingly non-controversial groups like Meals On Wheels, Save the Children, and the Boy Scouts of America. It has also given money to Planned Parenthood, the largest abortion performing organization in the country, gay and lesbian organizations trying to change the marriage laws of our country, and was a sponsor of the American Society of Reproductive Medicine, which supports, *inter alia*, human embryo destruction. These later recipients are involved in clearly more controversial issues, some of which are also major political issues of our day.

Whereas a number of other charitable contributions went to organizations more clearly involved in political matters. For example, we gave money to the Center for Political Accountability for a meeting "regarding the creation of a handbook on corporate political activity." In addition, we gave money to Congressional Black Caucus Foundation and to Women's Policy, Inc which educates elected officials.

Whereas, under the Supreme Court decision, *Citizen United*, our company will be given greater latitude in supporting political candidates and issues.

Resolved: the shareholders request that the independent members of the Board of Directors institute a comprehensive review of Merck's charitable contributions and political contributions and issue a report addressing the interrelation of both and how will they serve overall corporate policy.

Sincerely,

Dr. Donald J. Perrella

Cc: Securities & Exchange Commission

EXHIBIT 2

Office of Corporate Staff Counsel

Merck
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100
T 908 423 1000
F 908 735 1218
merck.com

(VIA OVERNIGHT DELIVERY)

December 16, 2011

MERCK

Dr. Donald J. Perrella

FISMA & OMB Memorandum M-07-16

Dear Dr. Perrella:

On December 12, 2011, we received your letter, dated December 8, 2011, submitting a shareholder proposal for inclusion in the proxy materials for the 2012 Annual Meeting of Shareholders.

Rule 14a-8(b) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires that you establish your continuous ownership of at least $2,000 in market value, or 1%, of Merck & Co., Inc. ("Merck") securities entitled to be voted on your proposal at Merck's Annual Meeting of Shareholders for at least one year from the date you submitted your proposal.

A search of company records could not confirm that you are a registered holder of Merck securities and your letter did not provide information with respect to this requirement. If you wish to proceed with the proposal, within 14 calendar days of your receipt of this letter, you must respond in writing and provide us with documentation evidencing your continuous ownership of at least $2,000 in market value of Merck securities for at least one year from the date of submitting the proposal by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank), verifying that, at the time you submitted the proposal, you continuously held the securities in the requisite amount for at least one year. Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Only DTC participants will be viewed as "record" holders of securities that are deposited at DTC. You can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the internet at:

  http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf

  If your broker or bank is not on DTC's participant list you will need to obtain proof of ownership from the DTC participant through which the securities are held. This information should be available by asking your broker or bank. If the DTC participant knows your broker's or bank's holdings, but not yours, you may satisfy the ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year from the date of your proposal – one from your broker or bank confirming your ownership and the other from the DTC participant confirming your broker or bank's ownership; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares for the one-year period as of the date of the statement.

If you have not satisfied this holding requirement, in accordance with Rule 14a-8(f), Merck will be entitled to exclude the proposal. In the event you demonstrate that you have met the holding requirement, Merck reserves the right, and may seek to exclude the proposal in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you should have any questions, you may contact me at (908) 423-5744. Please direct all further correspondence regarding this matter to my attention.

Very truly yours,

Jimmy Yang
Legal Director

EXHIBIT 3

Dr. Donald J. Perrella

FISMA & OMB Memorandum M-07-16

Via fax to 1 908 735 1218 - 16 pages

23 December 2011

Mr. Jimmy Yang, Legal Director
Merck & Co., Inc.
WS 3B-45
One Merck Drive, P.O. Box 100
Whitehouse Station, NJ 08889-100

Re: Donald J. Perrella Shareholder Resolution

Dear Mr. Yang:

It was a pleasure speaking with you this earlier this week. As I advised you during our conversation, J P Morgan does not provide statements regarding length of ownership of specific stocks, but rather, submits the relevant monthly statements themselves.

For this reason, I am submitting copies of relevant pages from J. P. Morgan's monthly statements from 1 November 2010 to 30 November 2011. These statements. numbered consecutively from 1 to 12, demonstrate continuous ownership by me of 734 shares of Merck having a value of $26,453 in December 2001 and 5,734 shares every month thereafter. The statement for December 2011 will be submitted to you as soon as I receive it early in January 2012.

I affirm that I have owned these 5,734 shares continuously since 30 Nov. 2011 to today, 23 Dec. 2011, The final page of this fax is a letter from J. P. Morgan dated 20 December 2011 affirming their policy of not providing statements showing continuous holding of securities. However, they kindly added a statement that since 30 Nov, 2010 up to the date of their letter, 20 December 2011, my account has continuously held 5,734 shares of Merck stock. This shows continuous ownership since 1 Dec. 2010 to 20 December 2011, a period greater than one year prior to my submitting my shareholder resolution. I promise to hold the required number of shares through the date of the meeting of Merck shareholders in year 2012.

All of my shares are held in a Revocable Living Trust. The name of my trust is *Donald J. Perrella Revocable Living Trust dated 1/9/1998.* Each following numbered page shows in the upper right hand corner (1) the name of my account abbreviated as "Donald J. Perrella Revocable", (2) the calendar period covered by the statement, and (3) the number of Merck shares held during the designated calendar period and (4) the market value of those shares.

1. The first statement, identified by the number 1 in a circle covers the period from 1 - 31 Dec. 2010, and shows my account held 734 shares of Merck having a market value of $26,453..

2. The 2nd statement, identified by the number 2 in a circle covers the period From 1 – 31 Jan. 2011, and shows my account held 5,734 shares of Merck having a market value of $190,197. This shows continuous ownership from 1 Dec. 2010 to 31 Jan. 2011.

3. The 3rd statement, identified by the number 3 in a circle covers the period From 1 – 28 Feb. 2011, and shows my account held 5,734 shares of Merck having a market value of $186,758. This shows continuous ownership from 1 Dec. 2010 to 28 Feb. 2011.

4. The 4th statement, identified by the number 4 in a circle covers the period From 1 – 31 Mar. 2011, and shows my account held 5,734 shares of Merck having a market value of$189,,279. This shows continuous ownership from 1 Dec. 2010 to 31 Mar. 2011.

5. The 5th statement, identified by the number 5 in a circle covers the period From 1 – 29 Apr. 2011, and shows my account held 5,734 shares of Merck having a market value of $190,197. This shows continuous ownership from 1 Dec. 2010 to 29 Apr. 2011.

6. The 6th statement, identified by the number 6 in a circle covers the period From 30 Apr. – 31 May 2011, and shows my account held 5,734 shares of Merck having a market value of $210,725. This shows continuous ownership from 1 Dec. 2010 to 31 May 2011.

7. The 7th statement, identified by the number 7 in a circle covers the period From 1-30 Jun. 2011, and shows my account held 5,734 shares of Merck having a market value of $210,725. This shows continuous ownership from 1 Dec. 2010 to 30 Jun 2011.

8. The 8th statement, identified by the number 8 in a circle covers the period

From 1-29 July, and shows my account held 5,734 shares of Merck having a market value of $195,701. This shows continuous ownership from 1 Dec. 2010 to 29 Jul 2011.

9. The 9th statement, identified by the number 9 in a circle covers the period From 30 Jul – 31 Aug, and shows my account held 5,734 shares of Merck having a market value of $195,701. This shows continuous ownership from 1 Dec. 2010 to 31 Aug. 2011.

10. The 10th statement, identified by the number 10 in a circle covers the period From 1 – 30 Sept. 2011, and shows my account held 5,734 shares of Merck having a market value of $187,502. This shows continuous ownership from 1 Dec. 2010 to 30 Sept. 2011.

11. The 11th statement, identified by the number 11 in a circle covers the period From 1 – 31 Oct. 2011, and shows my account held 5,734 shares of Merck having a market value of $197,823. This shows continuous ownership from 1 Dec. 2010 to 31 Oct. 2011.

12. The 12th statement, identified the number 12 in a circle covers the period From 1 - 30 Nov. 2011, and shows my account held 5,734 shares of Merck having a market value of $204,991. This shows continuous ownership from 1 Dec. 2010 to 30 Nov 2011.

The final page of this fax letter is the letter from J P Morgan dated 20 December 2011.

Mr. Yang, you requested proof of ownership of Merck stock in amount of at least $2,000 for one year prior to submitting my shareholder resolution. The proof is now in your hands.

I would like to take this opportunity to wish you a Merry Christmas and a Happy New Year.

Very truly yours,

Donald J Perrella
12/23/11

Fax Cover Sheet

charles SCHWAB

Date: 12/23/11 **Pages (including cover sheet): 2**

To: Jimmy Yang **Fax: 908-735-1218**

From: Ta'Kiesha Hooten **Phone: 877-561-1918 Extension: 71510**

Comments: Thanks

Charles Schwab & Co. Inc.,
Indianapolis Service Operations Support
Fax: 317-596-7082
or 888-447-1000

ACCOUNT APPLICATIONS

If we have faxed you an application for a new account, we cannot accept an application on fax paper. Please be sure that your application is sent to us on plain paper in order to process your application as quickly as possible. You can return the application by mail to Charles Schwab & Co., Inc. at the address below:

P. O. Box 52114
Phoenix, AZ 85072
800-472-9813
Fax 888-526-7252 or 602-355-5478

P.O. Box 628291
Orlando, FL 32862
800-472-9813
Fax 800-955-7561

charles SCHWAB

December 23, 2011

FISMA & OMB Memorandum M-07-16 Account #:
Questions: (888)567-9560X71510

Eileen Mcclung, Donald Perrella
FISMA & OMB Memorandum M-07-16

Dear Eileen Mcclung and Donald Perrella,

I am writing in response to your recent request asking Schwab to provide information for transactions of Merck & CO Inc. Corp. The following transactions were made in the above-referenced account; however, the trade confirmations are not available to provide as the shares ware transferred into Schwab from another firm.

01/21/11 TOA MRK 5000.00000S MERCK & CO INC NEW 0.00
09/24/10 TOA MRK 17295.00000 MERCK & CO INC NEW 0.00

Thank you for investing with Schwab. We regret any inconvenience this may cause you. If you have any questions, please call me or any Client Service Specialist at (888)567-9560X71510.

Sincerely,

Takiesha Hooten
Associate - Resolution Team
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482
(888)567-9560X71510

Fax Cover Sheet

charles SCHWAB

Date: 12/30/11 **Pages (including cover sheet): 2**

To: Jimmy Yang **Fax: 908-735-1218**

From: Ta'Kiesha Hooten **Phone: 877-561-1918 Extension: 71510**

Comments: Thanks

Charles Schwab & Co. Inc., **Fax: 317-596-7082**
Indianapolis Service Operations Support **or 888-447-1000**

ACCOUNT APPLICATIONS

If we have faxed you an application for a new account, we cannot accept an application on fax paper. Please be sure that your application is sent to us on plain paper in order to process your application as quickly as possible. You can return the application by mail to Charles Schwab & Co., Inc. at the address below:

P. O. Box 52114	P.O. Box 628291
Phoenix, AZ 85072	Orlando, FL 32862
800-472-9813	800-472-9813
Fax 888-526-7252 or 602-355-5478	Fax 800-955-7561

charles SCHWAB

December 30, 2011

FISMA & OMB Memorandum M-07-16
Account #:
Questions: (888)567-9560X71510

Eileen Mcclung, Donald Perrella
FISMA & OMB Memorandum M-07-16

Dear Eileen Mcclung and Donald Perrella,

This letter is in response to the information you requested. There were 17,295.00 shares of Merck & Co Inc New (symbol: MRK) transferred into the account from another firm on 09/24/2010. There were 5,000 shares transferred out of Schwab to another firm on 01/21/2011. The additional 12,295 shares have remained in the account to date.

Sincerely,

T. Frost

Takiesha Hooten
Associate - Resolution Team
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482
(888)567-9560X71510

Pages 25 through 36 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

J.P.Morgan
J.P. Morgan Securities

December 20th 2011

Donald Perrella
2760 Island Pond Lane
Naples, FL 34119

Dear Mr. Perrella,

In response to your request for a letter of continuous holding of Merck shares, I regret to inform that our firm does not provide such a letter. To show continuous holding of the shares please refer to the monthly statements that are mailed to you. These statements will show that since November 30th of 2010 Mr. Perrella's account has continuously held 5,734 shares of Merck.

If you need more copies of past statements please do not hesitate to contact me at 212-272-1375, and I will be able to provide you with them.

Thank you and I apologize for any inconvenience that this has caused.

Sincerely,

Matthew Wesolowski